SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                         SCHEDULE 13E-4/A
                         (Amendment No. 2)

                   ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                MUNICIPAL MORTGAGE AND EQUITY, L.L.C.
                        (Name of Issuer)

                MUNICIPAL MORTGAGE AND EQUITY, L.L.C.
                (Name of Person(s) Filing Statement)

                   Series I Preferred Shares
                   Series II Preferred Shares
         Series I Preferred Capital Distribution Shares
         Series II Preferred Capital Distribution Shares
                 (Title of Class of Securities)

                Series I Preferred Shares - 62624B200
                Series II Preferred Shares - 62624B408
      Series I Preferred Capital Distribution Shares - 62624B309
      Series II Preferred Capital Distribution Shares - 62624B507
                (CUSIP Number of Class of Securities)

                         Mark K. Joseph
       Chief Executive Officer and Chief Financial Officer
             Municipal Mortgage and Equity, L.L.C.
             218 North Charles Street, Suite 500
                 Baltimore, Maryland 21201
                      (410) 962-8044

  (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing
   Statement)

                   Frank R. Goldstein, Esquire
                        Brown & Wood LLP
                   815 Connecticut Avenue, N.W.
                     Washington, D.C. 20006
                        (202) 973-0600



                       November 26, 1997
               (Date Tender Offer First Published,
                Sent or Given to Security Holders)

                   Calculation of Filing Fee

Transaction Valuation*                     Amount of Filing Fee**
 $4,211,517                                 $842.30

  * The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing for $4,211,517 the securities offered to be purchased. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

  **  The filing fee was paid prior to the filing of the Schedule 13E-4.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:              Filing Party:

Form or Registration No.:            Date Filed:

                         INTRODUCTORY STATEMENT

  This Amendment No. 2 to the Schedule 13E-4 filed by Municipal
Mortgage and Equity, L.L.C., a Delaware limited liability company ("MuniMae"), which was originally filed with the Securities and Exchange Commission on November 26, 1997, relates to MuniMae's offer (the
"Offer") to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 26, 1997 and the related Letter of Transmittal, up to 3,266 Series I Preferred Shares, 1,528 Series II Preferred Shares, 1,782 Series I Preferred Capital Distribution ("CD")
Shares and 762 Series II Preferred CD Shares.

  This Amendment No. 2 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended, and General Instruction D of Schedule 13E-4.

  The Offer terminated at 12:00 midnight, Eastern time, on December 26, 1997. Pursuant to the Offer, 739 Series I Preferred Shares were tendered and purchased at the price of $593.43 per share, 287 Series II Preferred Shares were tendered and purchased at the price of $711.77 per share, 589 Series I Preferred CD Shares were tendered and purchased at the price of $448.77 per share, 274 Series II Preferred CD Shares were tendered and purchased at the price of $506.67 per share. The aggregate purchase price for all the shares purchased was $1,045,975.87.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                     Municipal Mortgage and Equity, L.L.C.

                        By:  /s/  Mark K. Joseph
                        Name:     Mark K. Joseph
                        Title:    Chairman and CEO

Dated:  January 9, 1998

                           Brown & Wood LLP
                       815 Connecticut Avenue, N.W.
                       Washington, D.C. 20006-4004
                       Telephone:  (202) 973-0600
                       Facsimile:  (202) 223-0485



VIA ELECTRONIC FILING


                                   January 12, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549


       Re:  Municipal Mortgage and Equity,
            L.L.C.
            Amendment No. 2 to Issuer Tender Statement on Schedule 13E-4


Ladies and Gentlemen:

       On behalf of Municipal Mortgage and Equity, L.L.C. ("MuniMae"), transmitted herewith for filing pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 and Rule 13e-4(c)(3) thereunder is Amendment No. 2 to the Issuer Tender Offer Statement of MuniMae on
Schedule 13E-4. Amendment No. 2 constitutes the final amendment reporting the results of the issuer tender offer. The tender offer commenced on November 26, 1997 and terminated on December 26, 1997.

       Please direct any comments or questions with respect to this filing to the undersigned at (202) 973-0654.

                                Very truly yours,



                                /s/ R. Nicholas Singh

Enclosure